Exhibit 99.2

Greetings to all Tektronix employees from our headquarters building in Beaverton, Oregon.

I want to talk to all of you about an important announcement that impacts our employees, customers and shareholders. I am very excited about this announcement and believe it will help us to move from being a very good company to an even better company.

First, some background information:

During the last four years our strategy has been to win or grow a product category at a time in order to drive profitable growth. With your hard work and dedication we have been successfully executing that strategy. Today’s important announcement will allow us to accelerate our vision and long-term growth strategy.

Today, we announced that Tektronix has signed an agreement to become a part of Danaher Corporation. They are a multi-billion dollar corporation and a leading manufacturer of Professional Instrumentation, Medical Technologies, Industrial Technologies, Tools and Components. They are headquartered in Washington, DC.

We will be part of the Electronics Test platform. Within Electronics Test are two very successful and familiar units, which are Fluke and Fluke Networks. Tektronix will operate as a fairly autonomous business, much as we do today and as Fluke has operated during the past ten years as part of Danaher.

Like Tektronix, Fluke has a very long history in Electronics Test. Headquartered near Seattle, Washington, Fluke is a leader in professional handheld electronic tools, calibration equipment and networking products. Go into any of our labs or our main manufacturing centers and you will find many Fluke products. They are global leaders in their field, about the same size as Tektronix and we have very little overlap.

I see four main benefits for Tektronix as part of Danaher’s Electronics Test platform and a peer to Fluke:

•                  1st there is the obvious opportunity for collaboration in new product development.

•                  2nd together we will have a broader portfolio for the distribution channel.

•                  3rd we can leverage resources in emerging markets such as China & India.

•                  4th there is the potential for utilizing Danaher’s acquisition capability to further build the Tektronix platform.

In addition, Danaher’s proven management systems and toolset, called Danaher Business Systems, will help us greatly improve productivity and will accelerate our ability to achieve greater leverage in our business model. As you know this is a key focus area for us in FY 08. Of course we must at the same time stay true to our brand with a strong emphasis on innovation. I believe that these two go hand in hand.

So what happens next?

First, although we have announced the acquisition, it will take many weeks before the final transaction takes place. In the mean time we remain an independent public company and need to remain focused on driving our business results.

In the near term, there are many employee meetings that are being kicked off around the world and will continue for the next several weeks. Also, look for the latest on TekWeb.

I know you have many, many questions and I will not attempt to answer all of them here. You will be hearing much more in the coming days. I do want to hit a couple of the big answers to questions you may have:

•                  1st the name Tektronix is a very strong brand and will remain so.

•                  2nd Tektronix will operate as a separate operating company within Danaher.

•                  3rd The two platform structure will remain the same.

•                  4th No changes to employee benefits in 2008.

In Summary

Of course, I know this is a surprise to everyone and I understand that. It is my belief that being part of the Danaher organization, a major component in their Electronic Tests platform and an equal partner with Fluke, will allow us to accelerate our profitable growth journey and leadership strategy.

My request to all of you is to simply keep doing what you have been doing, focusing on satisfying our customers and beating the competition. Also, stay tuned for more information as it becomes available.

Thank you all for you patience. I hope to see most of you face to face in the coming days and weeks. I am very excited about this transformational step and what it means to us and our customers.

IMPORTANT INFORMATION

This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Tektronix, Inc. (“Tektronix”) common stock described in this document has not commenced. At the time the expected tender offer is commenced, Danaher Corporation and Raven Acquisition Corp. expect to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Tektronix expects to file a solicitation/recommendation statement with respect to the tender offer. Investors and

Tektronix shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement prior to making any decisions with respect to the tender offer because they will contain important information, including the terms and conditions of the tender offer. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Tektronix at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

* * * * *

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they do not materialize or prove incorrect, could cause results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be forward-looking statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the closing of the tender offer or the merger set forth in the merger agreement will not be satisfied; obtaining regulatory approvals if required for the transaction; changes in Tektronix’s business during the period between now and the closing; and other risks described from time to time in Tektronix’s SEC periodic reports and filings. Tektronix assumes no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.